June 17, 2015

Pamela Howell/John Reynolds

Securities and Exchange Commission

Washington, D.C. 20549

Re:	T-Bamm Amendment No. 2 to Registration Statement on Form S-1/A Filed June 4, 2015 File No. 333-203754

Dear Ms. Pamela Howell;

In response to your letter dated June 15, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of T-Bamm (the “Company”). Amendment No. 2 to Registration Statement on Form S-1/A is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1/A filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s June 15, 2015 letter in italicized text immediately before our response.

Prospectus Cover Page, page 3

1.

We note your revised disclosure in response to comment 2 of our letter dated May 26, 2015 and we partially reissue the comment. Please revise to limit your cover page to one page, including the only the information set forth in Item 501(b) of Regulation S-K. Additionally, please highlight your cross-reference to the risk factors in a prominent manner as required by Item 501(b)(5) of Regulation S-K. Lastly, please revise to add any extension period for the offering, as set forth in page 8.

Response:

We have revised our cover page to one page as set for in Item 501(b) of Regulation S-K. We have also highlighted the cross-reference to the risk factors in a prominent manner as required by Item 501(b)(5) of Regulation S-K. We have eliminated any reference to any extension period for the offering.

2.	We note the net proceeds included in the table on the cover page. Please clearly disclose the offering costs that are being subtracted from the total proceeds, to arrive at the net proceeds.

Response:

We have revised our disclosure to clearly disclose the offering costs that are being subtracted from the total proceeds, to arrive at the net proceeds.

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The Offering, page 8

3.

We note the added disclosure that the company may extend the offering for an additional 90 days “or such period as the Company deems reasonable.” Please revise to remove. We direct your attention to Rule 415(a) (2) of Regulation C.

Response:

We have revised our disclosure within the offering to remove any reference for an additional 90 days of such period as the Company deems reasonable throughout the offering.

4.

We reissue comment 5 from our letter dated May 26, 2015. Please revise the net proceeds on this page to clearly reflect that this assumes the maximum is raised, that there is no minimum in this offering and that these is no guarantee that you will raise any proceeds in this offering. Revise similar references to net proceeds or the amount of common stock to be outstanding after the offering.

Response:

We have revised our disclosure within the offering to clearly reflect that net proceeds on page 7 of The Offering clearly reflects that this assumes maximum raised; no minimum in this offering; and no guarantee that any proceeds will be raised in this offering. We have also revised similar references to net proceeds or amount of common stock to be outstanding after the offering.

Use of Proceeds, page 17

5.

We reissue comment 7 of our letter dated May 26, 2015 as we continue to note your statement on page 12 that “if less than all of the shares sold, management will be required to adjust its plans and allocate proceeds in a manner which it believes, in our sole discretion, will be in our best interests.” In this regard, it appears you have shown investors that allocation of proceeds received at different levels under this heading. Please reconcile this statement with the disclosure in this section. In addition, please discuss in this section any ability, if any, to adjust the uses of proceeds you’ve set forth in the table. See instructions 7 to item 504 of Regulation S-K

Response:

We have revised our disclosure on page 11 of “Risks Associated with This Offering” to reconcile with the disclosures in “Use of Proceeds” on page 16.

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6.

We note your revised disclosure in response to comment 8 and your response to comment 9 of our letter dated May 26, 2015. Please further revise to clarify your reference to “no other proceeds” received. In this regard, it is unclear to what level of proceeds you are referring at which point Mr. Stobbe will step in to provide a maximum of $25,000 toward offering expenses and maintenance of company reporting status although, based on your response to comment 9, it appears Mr. Stobbe will step in, in the event the company raises less than $25,000. Please revise to clarify. In addition, please provide clear disclosure of the use of proceeds if you sell less than 25% of the shares in this offering. We also direct attention to the statement in the risk factor on page 12 that the company requires 25% of the offering proceeds be raised to implement business plan.

Response:

We have revised our disclosure in the offering to clarify reference to “no other proceeds”; and when Mr. Stobbe would provide funding to the Company. We have also revised our disclosure regarding what would occur if we were to sell less than 25% of the shares in the offering. We have revised our disclosures’ to be in-line with the disclosure on page 11 of risk factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Plan of Operations, page 37

7.

We note your revised disclosure in response to comment 15 of our letter dated May 26, 2015 and we reissue the comment. Please revise to definitively state how long you can stay in business with your current resources, assuming you raise minimal funds from this offering.

Response:

We have revised our disclosure to definitively state how the Company would stay in business with current resources, assuming minimal funds are raised in this offering.

We trust our responses meet with your approval.

Sincerely,

/s/ Harald Stobbe

Harald Stobbe

President

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